UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64450/May 10, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14312

In the Matter of	:
	:
CLARION INTERNET, INC.,	:
THE CLARKE CORP.,	: ORDER MAKING
CLEMENT CORP.,	: FINDINGS AND REVOKING
COCHSTEDT INTERNATIONAL AIRPORT, INC.,	: REGISTRATIONS BY
CODED COMMUNICATIONS CORP.,	: DEFAULT
COLLABORATIVE FINANCIAL NETWORK	:
GROUP, INC.,	:
COMMERCIAL INTERNATIONAL CORP., and	:
CONVERGENT COMMUNICATIONS, INC.	:

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 28, 2011, alleging that Respondents have failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. Each Respondent was served with the OIP by March 31, 2011. On April 12, 2011, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Commercial International Corp. Clarion Internet, Inc., Exchange Act Release No. 64293.

The remaining Respondents are in default because they did not file an Answer, participate in the telephonic prehearing conference on May 5, 2011, or otherwise defend the proceeding. I find the allegations in the OIP to be true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

Clarion Internet, Inc. (Clarion Internet), Central Index Key (CIK) No. 1083962, is a revoked Nevada corporation located in Palm Desert, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clarion Internet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $1,000 for the prior six months.

The Clarke Corp. (Clarke), CIK No. 20784, is a Pennsylvania corporation located in La Habra, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clarke is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1996. Jindas Shah filed a letter on April 29, 2011, stating that he had been the president of Clarke, and it has been inactive for over ten years and has no employees, place of business, bank accounts, or telephone service.

Clement Corp. (Clement), CIK No. 1140874, is a Nevada corporation located in Capistrano Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clement is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of $500 for the prior three months.

Cochstedt International Airport, Inc. (Cochstedt International), CIK No. 1098377, is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cochstedt International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $826 for the prior three months.

Coded Communications Corp. (Coded Communications), CIK No. 847931, is a void Delaware corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Coded Communications is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 3, 1998, which reported a net loss of over $4 million for the prior nine months. On December 10, 1998, Coded Communications filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to Chapter 7, and was terminated on September 24, 2007.

Collaborative Financial Network Group, Inc. (Collaborative Financial), CIK No. 1092310, is a void Delaware corporation located in Century City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Collaborative Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended June 30, 2001, which reported a net loss of over $419,000 for the prior nine months.

Convergent Communications, Inc. (Convergent Communications), CIK No. 1046558, is a dissolved Colorado corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Convergent Communications is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $166 million for the prior nine months.[1] On April 19, 2001, Convergent Communications filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Colorado, which was terminated on February 15, 2008.

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[1] The OIP shows the net loss for the nine months prior to September 30, 2000, as over $69 million. However, that was for the nine months prior to September 30, 1999. I take official notice that the net loss for the nine months prior to September 30, 2000, was $166,855,000. 17 C.F.R. § 201.323.

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of Clarion Internet, Clarke, Clement, Cochstedt International, Coded Communications, Collaborative Financial, and Convergent Communications is both necessary and appropriate.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Clarion Internet, Inc., The Clarke Corp., Clement Corp., Cochstedt International Airport, Inc., Coded Communications Corp., Collaborative Financial Network Group, Inc., and Convergent Communications, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge